UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-22855
                        ---------

(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 1999
                  -----------------

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        American Soil Technologies, Inc.
                        --------------------------------
                             Full Name of Registrant


                              New Directions, Inc.
                            -------------------------
                            Former Name if Applicable

                         215 N. Marengo Ave., Suite 110
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Pasadena, CA 91101
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

As reported on the Company's Form 8-K, filed January 14, 2000 and Schedule 14C, filed December 13, 1999, American Soil Technologies, Inc. entered into a reverse acquisition with New Directions Manufacturing, Inc. and an acquisition of Polymers Plus, L.L.C. at December 31, 1999 and New Directions Manufacturing, Inc. disposed of its manufacturing company. The filing company has retained the year end of New Directions Manufacturing, Inc. of June 30. The second quarter Form 10-QSB is due February 14, 2000. Based on the acquisitions and disposition, the need for two years of audited financial statements for the American Soil Technologies, Inc. and Polymers Plus, L.L.C., both formerly privately held entities not subject to audit, additional time is needed to complete the audits, shift the quarterly information and prepare the needed pro forma information for the Filer.

As a result of the changes described in this part III, it is anticipated that the financial statements and operations of American Soil Technologies, Inc. will be substantially different than those of its filing predecessor, New Directions Manufacturing, Inc.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Neil C. Kitchen               (619)             521-8547
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See discussion in Part III for explanation of the reasons.


                        American Soil Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 2000                   By: Neil C. Kitchen
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